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                                                                   EXHIBIT 10.96

                               [AXYS LETTERHEAD]



June 11, 1998


Mr. William Newell
1905 Ray Drive
Burlingame, CA  94010

Dear Bill:

It is my pleasure to provide you with this letter extending our formal offer to have you join Axys Pharmaceuticals as our Vice President and General Counsel. In this capacity, you will report directly to me, have the overall responsibility for all the legal activity of the company and will become a member of the Executive Committee, the most senior management group within the company.

Your starting salary will be $225,000 per annum, payable in accordance with Axys' standard practices. Our current pay periods are on the 15th and last day of each month. In addition to your salary, you will be eligible for a 25% bonus, which will be prorated for 1998, and will be based on either 100% of the company's performance against our stated corporate-wide objectives, or on a 50/50 basis, with 50% being dependent on corporate achievements and 50% on your attainment of individual MBOs. As indicated, we will review the best format, for this first year of your employment, after you have been on board for several months. In the long term, the bonus program will be at the same level and same conditions as other members of the Executive Committee.

You will also receive an initial option grant for 75,000 shares of Axys stock. As you know, this will be priced the first day of your employment, will vest at 12.5% of total at the end of the first six months, and the remaining portion at the rate of 1/42nd per month. If there are any unvested options, at a point in time where the company would undergo a change in control, then you would immediately vest in any remaining unvested options, provided, as we have discussed, that your continued services were not deemed to be critical to the acquirer and therefore an important component of any deal structure that would be proposed. Additionally, I will recommend you for an additional grant of 25,000 shares during the first quarter of 1999.

We will pay a prorated portion of your current life insurance payments. As indicated, we are changing our current life insurance programs in the company, such that you would have approximately three times your annual salary in life insurance coverage. That portion of your current $1.7 million life insurance policy not otherwise covered by this, will be reimbursable by the company. As mentioned, I would anticipate that this would amount to $1400-$1500 per year.

We will insure that the normal company benefits are provided to you. I am including for your review a copy of our current brochure outlining those benefits currently in place. As I believe you know, we are looking at some changes to this program as we integrate the Sequana and Arris plans.


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I believe this sums up the various points we had discussed during our previous meetings. I'll look forward to hearing from you formally regarding your acceptance and, as mentioned, we are certainly very enthusiastic about your joining our senior management team during July.

Best regards,


/s/ JOHN WALKER
------------------------
John Walker
Chairman
Chief Executive Officer

JW:cs

Enc.


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